

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2023

D. Shawn Jordan
Chief Financial Officer
First Community Corporation
5455 Sunset Boulevard
Lexington, SC 29072

      Re: First Community Corporation
            Form 10-K for Fiscal Year Ended December 31, 2022
            File No. 000-28344

Dear D. Shawn Jordan:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Finance